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Craft Beer
Tilton Brothers Brewing

Brewery

845 Lafayette Road
Hampton, NH 03842
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Open until 8:00 PM
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
Tilton Brothers Brewing is seeking investment to expand, purchase new equipment, and refinance.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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THE TEAM
Ben Tilton
Owner & Head Brewer

Ben has extensive history in the craft beer industry, which started with his work in several breweries and pubs. He then transitioned to working as a high end sales representative for Anheuser-Busch, then transitioned to craft sales for Dogfish Head, before starting Tilton Brothers Brewing in 2018. Ben lives in Newmarket, NH with his wife Marina who is a recruiting specialist, an ardent supporter of the brewery and a lover of kettle sours.

Dave Tilton
Owner

Dave latched onto his dad's appreciation for beer and homebrewing while growing up. The two brewed their first cooperative batch of homebrew a decade ago with much fanfare from family and friends. Encouraged by the results, Dave began brewing and formulating recipes with Ben not long after and the two built and refined their portfolio over the next several years until they met Joe Chase and turned the shared dream of opening a brewery into reality. Dave has developed software for over a decade and currently works on contracts to support the Portsmouth Naval Shipyard. He lives in Portsmouth with his fiancé Stephanie and their rabbit Leland.

Joe Chase
Owner

Joe discovered his passion for investing at an early age. After buying his first mutual fund in high school, Joe opened a brokerage account in college to begin trading stocks. His love for investing grew rapidly, and shortly after college Joe started managing an equity portfolio for a single family office, splitting time between Coral Gables, FL and Newport, RI. While living in Florida, Joe began investing in single family homes in the Jacksonville market, at first flipping homes and later holding houses as rental properties. Those properties have since been sold to diversify into many of the same investments that Joe recommends for his clients today in his role at Lake Street. Joe lives in downtown Portsmouth, NH with his wife Erin, who coaches lacrosse at the University of New Hampshire. They enjoy spending time together, ideally being active and outdoors at the beach or in the mountains.

Jeff Carmichael
Bartender & Taproom Manager
Ashlee "The Beer Mama"
Chef
James O'Connell
Bartender
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PRESS
Tilton Brothers Brewing | Hampton, NH | Beers

Tilton Brothers Brewing in Hampton, NH. Beers, ratings, reviews, styles and another beer geek info.

Tilton Brothers Brewing coming to Hampton

HAMPTON   A new brewery is moving into the former space of Four Pines Brewing Company, which closed earlier this year due to federal

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JULY 2018

Acquired brewing assets

MARCH 2019

Opened to the public

NOVEMBER 2020

Acquired canning line

MAY 2021

Began expansion plan

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INTENDED USE OF FUNDS

With the funds raised from our Mainvest campaign, we will upgrade our brewing system and expand distribution in New Hampshire as well as expand into Massachusetts.

Expand to a 7 bbl brewing system
Improve quality and consistency of product
Add two 7 bbl fermentation vessels to increase output
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OUR STORY

Tilton Brothers Brewing was founded in 2019 by Ben & Dave Tilton and Joe Chase. We started the business due to our shared love of craft beer and entrepreneurial spirit.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Glycol system upgrade $20,000
New 7bbl FVs $15,000
New Brewhouse System $30,000
Working Capital & Debt Reduction $5,500
Mainvest Compensation $4,500
Total $75,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$500,000	$550,000	$588,500	$617,925	$636,462
Cost of Goods Sold	$150,000	$165,000	$176,550	$185,377	$190,938
Gross Profit	$350,000	$385,000	$411,950	$432,548	$445,524

EXPENSES

Rent	$21,600	$22,140	$22,693	$23,260	$23,841
Utilities	$24,000	$24,600	$25,215	$25,845	$26,491
Salaries	$150,000	$165,000	$176,550	$185,377	$190,938
Insurance	$1,500	$1,537	$1,575	$1,614	$1,654
Equipment Lease	$1,500	$1,537	$1,575	$1,614	$1,654
Repairs & Maintenance	$3,000	$3,075	$3,151	$3,229	$3,309
Legal & Professional Fees	$2,000	$2,050	$2,101	$2,153	$2,206
Operating Profit	$146,400	$165,061	$179,090	$189,456	$195,431

This information is provided by Tilton Brothers Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $75,000

Maximum Raise $150,000

Amount Invested $0

Investors 0

Investment Round Ends August 4, 2021

Summary of Terms

Legal Business Name Tilton Brothers Brewing, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.6×

Investment Multiple 1.5×

Business’s Revenue Share 5%-10%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2031

Financial Condition

We raised equity financing from ourselves as well as friends and family to support our 2019 opening. We quickly gained momentum and then COVID hit. We were able to raise debt capital through PPP loans and other avenues to keep the lights on and retain all of our employees. We've now turned a corner and expect to be profitable in each month starting in June 2021 due to expanded distribution and the reopening of on premise sales in the taproom.

The upgrade to our brewhouse will allow us to do single batches (rather than the double batches required currently) and will increase our output by over 40%. Many of our costs are fixed, so with 65%+ gross margins, much of the gross profit will drop the bottom line.

We believe our financial projections are very realistic and we're looking forward to growing our business with you!

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tilton Brothers Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tilton Brothers Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to

changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tilton Brothers Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tilton Brothers Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Tilton Brothers Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tilton Brothers Brewing's management or vote on and/or influence any managerial decisions regarding Tilton Brothers Brewing. Furthermore, if the founders or other key personnel of Tilton Brothers Brewing were to leave Tilton Brothers Brewing or become unable to work, Tilton Brothers Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tilton Brothers Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tilton Brothers Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tilton Brothers Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tilton Brothers Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tilton Brothers Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tilton Brothers Brewing's financial performance or ability to continue to operate. In the event Tilton Brothers Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tilton Brothers Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tilton Brothers Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tilton Brothers Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tilton Brothers Brewing will carry some insurance, Tilton Brothers Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tilton Brothers Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tilton Brothers Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tilton Brothers Brewing's management will coincide: you both want Tilton Brothers Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tilton Brothers Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Tilton Brothers Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tilton Brothers Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tilton Brothers Brewing or management), which is responsible for monitoring Tilton Brothers Brewing's compliance with the law. Tilton Brothers Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tilton Brothers Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tilton Brothers Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tilton Brothers Brewing, and the revenue of Tilton Brothers Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tilton Brothers Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Tilton Brothers Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Tilton Brothers Brewing isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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